                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   KEYCORP
       ----------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $5.00 per share
       ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   493 263 107
                          -----------------------------
                                 (CUSIP Number)

              Thomas C. Stevens, 1100 National City Bank Building
                    Cleveland, Ohio  44114 (216) 566-5500
       ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 22, 1993
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Item 7.  Materials to Be Filed as Exhibits.

                          The following are filed as Appendices or Exhibits to
this Schedule 13D:

         Appendix I.              Information Relating to Executive
                                  Officers and Directors of Society
                                  Corporation

         Appendix II.             Information Relating to Beneficial
                                  Ownership of KeyCorp Common Stock by
                                  Executive Officers and Directors of
                                  Society Corporation

         Exhibit 1.               KeyCorp Stock Option Agreement, dated
                                  as of October 2, 1993, between KeyCorp
                                  and Society Corporation

         Exhibit 2.               Society Corporation Stock Option
                                  Agreement, dated as of October 2, 1993,
                                  between KeyCorp and Society Corporation

         Exhibit 3.               Shareholder Rights Protection
                                  Agreement, dated as of October 1, 1993,
                                  between KeyCorp and Key Trust Company,
                                  as rights agent

         Exhibit 4.               Third Amendment to Rights Agreement,
                                  dated as of October 1, 1993, between
                                  Society Corporation and Society
                                  National Bank, as rights agent

         Exhibit 5.               Agreement and Plan of Merger, dated as
                                  of October 1, 1993, between KeyCorp and
                                  Society Corporation

         Exhibit 6.               Exhibit I to Agreement and Plan of
                                  Merger:  Articles of Incorporation of
                                  the Surviving Corporation

         Exhibit 7.               Exhibit II to Agreement and Plan of
                                  Merger:  Regulations of the Surviving
                                  Corporation

         Exhibit 8.               Supplemental Agreement to Agreement and
                                  Plan of Merger, dated as of October 1,
                                  1993 between KeyCorp and Society
                                  Corporation

         Exhibit 9.               Exhibits V(A) and V(B) to the
                                  Supplemental Agreement:  Forms of





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
                                  Agreements of Affiliates of KeyCorp and
                                  Society

         Exhibit 10.              First Amendment to Agreement and Plan
                                  of Merger and Supplemental Agreement to
                                  Agreement and Plan of Merger

                                   Signature

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this amendment is true, complete, and correct.

Dated:  January 4, 1994                       SOCIETY CORPORATION


                                              By: /s/  Lawrence J. Carlini
                                                  ------------------------
                                                  Lawrence J. Carlini, General
                                                    Counsel and Secretary





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                                 EXHIBIT INDEX


                                                                        Sequential
Designation                  Title                                       Page No.
- -----------                  -----                                      ----------

Appendix I.                  Information Relating to Executive
                             Officers and Directors of Society
                             Corporation

Appendix II.                 Information Relating to Beneficial
                             Ownership of KeyCorp Common Stock
                             by Executive Officers and Directors
                             of Society Corporation

Exhibit 1.                   KeyCorp Corporation Stock Option
                             Agreement, dated as of October 2,
                             1993, between KeyCorp and Society
                             Corporation

Exhibit 2.                   Society Corporation Stock Option
                             Agreement, dated as of October 2,
                             1993, between KeyCorp and Society
                             Corporation

Exhibit 3. Shareholder Rights Protection Agreement, dated as of October 1, 1993, between KeyCorp and Key Trust Company, as rights agent

Exhibit 4.                   Third Amendment to Rights Agreement,
                             dated as of October 1, 1993, between
                             Society and Society National Bank,
                             as rights agent

Exhibit 5.                   Agreement and Plan of Merger, dated as
                             of October 1, 1993, between KeyCorp and
                             Society Corporation

Exhibit 6.                   Exhibit I to Agreement and Plan of Merger:
                             Articles of Incorporation of the Surviving
                             Corporation

Exhibit 7.                   Exhibit II to Agreement and Plan of Merger:
                             Regulations of the Surviving Corporation

Exhibit 8.                   Supplemental Agreement to Agreement
                             and Plan of Merger, dated as of October 1, 1993, between KeyCorp and Society
                             Corporation

Exhibit 9.                   Exhibit V(A) and V(B) to the





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

                             Supplemental Agreement:  Forms of
                             Agreements of Affiliates of KeyCorp
                             and Society

Exhibit 10.                  First Amendment to Agreement and Plan
                             of Merger and Supplemental Agreement to
                             Agreement and Plan of Merger, dated as of December 22, 1993, between KeyCorp and
                             Society Corporation





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                                   Appendix I

                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                             OF SOCIETY CORPORATION

                          The following is a list of the executive officers and
directors of Society Corporation ("Society") as of the date of this Schedule 13D. The business address for each of such executive officers is Society Corporation, 127 Public Square, Cleveland, Ohio 44114.

Executive Officers:
- ------------------

Name                                               Office
- ----                                               ------
Robert W. Gillespie                                Chairman of the Board,
                                                   President and Chief Executive
                                                   Officer

Henry L. Meyer III                                 Vice Chairman and Chief
                                                   Banking Officer

Roger Noall                                        Vice Chairman of the Board
                                                   and Chief Administrative
                                                   Officer

James W. Wert                                      Vice Chairman of the Board
                                                   and Chief Financial Officer

James S. Bingay                                    Executive Vice President

Allen J. Gula, Jr.                                 Executive Vice President

Frank I. Harding                                   Executive Vice President

R.B. Heisler                                       Executive Vice President

Anthony Heyworth                                   Executive Vice President

A. Jay Meyerson                                    Executive Vice President

Stephen E. Wall                                    Executive Vice President

Martin J. Walker                                   Executive Vice President and
                                                   Treasurer

Lawrence J. Carlini                                Senior Vice President,
                                                   General Counsel and Secretary

Michael J. Evans                                   Senior Vice President

Daniel J. Gannon                                   Senior Vice President





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
Directors:
- ---------

Name and Occupation                                Business Address
- -------------------                                ----------------
William G. Bares                                   29400 Lakeland Boulevard
President and Chief                                Wickliffe, Ohio  44092
Operating Officer
The Lubrizol Corporation

Edward F. Bell                                     45 Erieview Plaza, Room 1500
Retired President                                  Cleveland, Oh  44114
The Ohio Bell Telephone
Company

Albert C. Bersticker                               1000 Lakeside Avenue
President and Chief                                Cleveland, Ohio  44114
Executive Officer
Ferro Corporation

Thomas A. Commes                                   101 Prospect Avenue, N.W.
President and Chief                                12th Floor - Midland Bldg.
Operating Officer                                  Cleveland, Ohio 44115
The Sherwin-Williams
Company

Howard J. Cooper                                   2575 State Road
President                                          Ann Arbor, Michigan 48106
Howard Cooper, Inc.

Betty Cope                                         7487 Fields Road
                                                   Chagrin Falls, Oh  44023

Allen H. Ford                                      1666 Hanna Building
Consultant                                         Cleveland, Ohio  44115

Robert W. Gillespie                                127 Public Square
Chairman of the Board,                             Cleveland, Ohio 44114
President and Chief
Executive Officer
Society Corporation

T. Raymond Gregory                                 4100 13th Street, S.W.
Chairman of the Board                              Canton, Ohio  44708
Gregory Galvanizing &
Metal Processing, Inc.

Jerry Hammes                                       2015 Western Avenue
Chairman of the Board and                          South Bend, Indiana 46629
President
Romy Hammes, Inc.





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
Stephen R. Hardis                                  Eaton Center
Vice Chairman and Chief                            1111 Superior Avenue
Financial and                                      Cleveland, Ohio  44114
Administrative Officer
Eaton Corporation

Lawrence A. Leser                                  312 Walnut Street, 28th Floor
President and Chief                                Cincinnati, Ohio  45202
Executive Officer
The E.W. Scripps Company

A. Stephen Martindale                              94 H. Street, Ampoint
President and Chief                                Perrysburg, Ohio  43551
Executive Officer
The Kiemle-Hankins Company

John McDonald                                      200 Public Square
Retired President                                  35th Floor
BP Oil Company                                     Cleveland, Oh  44114

Henry L. Meyer III                                 127 Public Square
Vice Chairman and Chief                            Cleveland, Ohio  44114
Banking Officer
Society Corporation

Stephen A. Minter                                  1400 Hanna Building
Executive Director and                             Cleveland, Ohio  44115
President
The Cleveland Foundation

M. Thomas Moore                                    1100 Superior Avenue
Chairman and Chief Executive                       Cleveland, Oh  44114-2585
Officer
Cleveland-Cliffs Inc

John C. Morley                                     6065 Parkland Boulevard
President and Chief                                Cleveland, Oh  44124-8020
Executive Officer
Reliance Electric Company

Roger Noall                                        127 Public Square
Vice Chairman of the Board                         Cleveland, Ohio  44114
and Chief Administrative
Officer
Society Corporation

Richard W. Pogue                                   North Point
Senior Partner                                     901 Lakeland Avenue
Jones, Day, Reavis & Pogue                         Cleveland, Ohio 44114





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

James S. Reid, Jr.                                 2130 West 110th Street
Chairman of the Board and                          Cleveland, Ohio 44102
Chief Executive Officer
The Standard Products Company

Harry A. Shaw, II                                  1515 Kettering Tower
Chairman of the Board                              Dayton, Ohio  45423
Huffy Corporation

Renold D. Thompson                                 1100 Superior Avenue
Vice Chairman                                      Suite 2000
Oglebay Norton Company                             Cleveland, Ohio  44114

James W. Wert                                      127 Public Square
Vice Chairman of the Board                         Cleveland, Ohio  44114
and Chief Financial Officer
Society Corporation

Dennis W. Sullivan                                 17325 Euclid Avenue
Executive Vice President-                          Cleveland, Ohio  44112
Industrial and Automotive
of Parker-Hannifin
Corporation





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